MINRAD INTERNATIONAL, INC.
847 Main Street
Buffalo, New York 14203

October 3, 2005

Securities and Exchange Commission
Division of Corporation Finance
100F Street, N.E.
Washington, DC 20549
Attention: Song P. Brandon
Mail Stop: 6010

Ladies/Gentlemen:

Re: Minrad International, Inc. (the "Registrant") -
      Registration Statement on Form SB-2;
      File No. 333-126359

In connection with the above-referenced Registration Statement and pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Act"), the Registrant hereby requests that the effectiveness of the above-referenced registration statement be accelerated to 4:30 p.m., EDST, October 3, 2005, or as soon thereafter as is practicable.

We hereby confirm that:

- the Registrant is aware of its obligations under Securities Act;

- should the Securities and Exchange Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

MINRAD INTERNATIONAL, INC.

By: /s/ William H. Burns, Jr.
     William H. Burns, Jr.
     Chairman and
     Chief Executive Officer